BLACKROCK FUNDSSM

100 Bellevue Parkway

Wilmington, Delaware 19809

November 1, 2012

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	BlackRock Short Obligations Fund and BlackRock Ultra-Short Obligations Fund, each a series of BlackRock FundsSM (the “Registrant”)
Post-Effective Amendment No. 242 to the Registration Statement on Form N-1A
(File Nos. 811-05742 and 33-26305)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(3) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2012, pursuant to Rule 485(a)(2) under the Securities Act, be accelerated so that it will be declared effective at 5 p.m. Eastern Time, on Thursday, November 1, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1.	Should the Commission, or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;
2.	The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and
3.	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

By: /s/ Benjamin Archibald

Name: Benjamin Archibald

Title: Secretary

cc: John A. MacKinnon, Esq.

Douglas McCormack, Esq.

John Ganley, Esq.